Exhibit 99.4
VIATEL HOLDING (BERMUDA) LIMITED

AUDITORS’ REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
of Viatel Holding (Bermuda) Limited
Hamilton, Bermuda
We have audited the accompanying consolidated balance sheets of Viatel Holding (Bermuda) Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004 and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations and its difficulty in generating sufficient cash flow to meet its obligations and sustain its operations raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP
London, England
June 30, 2006

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(United States Dollars, in thousands, unless specifically stated)

	December 31,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	—	21,939
Amounts receivable from exchange contracts, related party	—	10,552
Accounts receivable (net of allowance for doubtful debts of $644, 2004 — $1,567)	1,905	1,651
Amounts receivable from bankruptcy estates within one year	1,565	5,320
VAT receivable	2,775	3,424
Prepaid expenses and other current assets	6,535	4,989
Assets held for sale	5,524	6,406

Total current assets	18,304	54,281

Property and equipment, net	30,522	37,559
Intangible assets, net	—	210
Deferred financing costs	7,583	7,630

Total assets	56,409	99,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Overdraft	4,436	—
Accounts payable	13,201	8,373
Accrued expenses	4,384	7,292
Accrued interest	3,109	1,955
Deferred revenue	1,062	1,684
Deferred income tax liability	—	47
Other current liabilities	2,503	2,245
Liabilities held for sale	5,572	6,075

Total current liabilities	34,267	27,671

Long-term liabilities:
Loan notes (related parties — 2005: $52,961; 2004: $32,167)	58,074	36,617
Total long–term liabilities	58,074	36,617

Total liabilities	92,341	64,288

Commitments and contingencies (Note 13)

Shareholders’ equity:
Common stock, $0.01 par value: 2005 — 250,000,000 shares authorised; 10,630,000 shares issued and outstanding, 2004 — 250,000,000 shares authorized; 10,630,000 shares issued and outstanding	106	106
Additional paid-in capital	117,625	116,045
Accumulated other comprehensive income	8,933	18,459
Accumulated deficit	(162,596)	(99,218)

Total shareholders’ (deficit)/equity	(35,932)	35,392

Total liabilities and shareholders’ equity	56,409	99,680

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Revenue:
Communication services revenues	18,595	12,147	8,510
Operations and maintenance fee revenue	1,964	1,828	1,707

Total revenue	20,559	13,975	10,217

Operating expenses:
Cost of sales	(12,691)	(7,247)	(4,953)
Selling, general and administrative	(56,346)	(65,244)	(47,660)
Gain on amounts due from bankruptcy estates	—	3,105	358
Impairment	(242)	—	—
Depreciation and amortization	(6,538)	(7,036)	(4,464)

Total operating expenses (net)	(75,817)	(76,422)	(56,719)

Other operating income	362	17,780	—

Operating loss	(54,896)	(44,667)	(46,502)

Other income/(expense):
Interest and other income	260	774	1,555
Interest expense	(8,199)	(4,395)	—

Net loss before taxation	(62,835)	(48,288)	(44,947)
Taxation	(666)	241	229

Net loss from continuing operations	(63,501)	(48,047)	(44,718)

Discontinued operations:
Net income/(loss) before taxation	129	869	(2,647)
Taxation	(6)	(1)	(12)
Net income/(loss) from discontinued operations	123	868	(2,659)

Net loss	(63,378)	(47,179)	(47,377)
Foreign currency translation adjustment	(9,526)	3,545	11,279

Comprehensive loss	(72,904)	(43,634)	(36,098)

Weighted average common shares outstanding, basic and diluted	10,630	10,680	10,705
Net loss per common share attributable to common shareholders, basic and diluted — continuing operations	(5.97)	(4.50)	(4.18)
Net income/(loss) per common share attributable to common shareholders, basic and diluted — discontinued operations	0.01	0.08	(0.25)

Total	(5.96)	(4.42)	(4.43)

See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(United States Dollars, in thousands, unless specifically stated)

	Number of			Deferred	Foregin
	Shares of		Additional	Stock	Currency
	Common	Common	Paid-In	Compen-	Translation	Accumulated
	Stock	Stock	Capital	sation	Adjustments	Deficit	Total

Balance at January 1, 2003	10,560,000	106	98,788	(183)	3,635	(4,662)	97,684
Earned compensation	—	—	—	68	—	—	68
Stock options exercised	170,000	2	—	—	—	—	2
Shares exchanged for One World	—	(1)	(97)	—	—	—	(98)
Stock options forfeited	—	—	(197)	102	—	—	(95)
Foreign Currency translation adjustment	—	—	—	—	11,279	—	11,279
Net loss	—	—	—	—	—	(47,377)	(47,377)

Balance at December 31, 2003	10,730,000	107	98,494	(13)	14,914	(52,039)	61,463
Shares cancelled	(100,000)	(1)	—	—	—	—	(1)
Stock options forfeited	—	—	(61)	13	—	—	(48)
Beneficial conversion feature	—	—	17,612	—	—	—	17,612
Foreign Currency translation adjustment	—	—	—	—	3,545	—	3,545
Net loss	—	—	—	—	—	(47,179)	(47,179)

Balance at December 31, 2004	10,630,000	106	116,045	—	18,459	(99,218)	35,392
Beneficial conversion feature	—	—	1,580	—	—	—	1,580
Foreign Currency translation adjustment	—	—	—	—	(9,526)	—	(9,526)
Net loss	—	—	—	—	—	(63,378)	(63,378)

Balance at December 31, 2005	10,630,000	106	117,625	—	8,933	(162,596)	(35,932)
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
(United States Dollars, in thousands, unless specifically stated)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Cash flows from operating activities:

Net loss	(63,378)	(47,179)	(47,377)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,989	9,140	7,181
Loss on disposal of property and equipment	79	344	256
Accreted interest expense on long-term debt	5,603	2,930	—
Amortization of deferred financing costs	969	461	—
Amortization of loan note discount	1,540	1,003	—
Deferred income tax liability	55	(257)	(217)
Stock-based compensation income	—	(48)	(27)
Non–cash exchange of common shares	—	—	(97)
Changes in operating assets and liabilities, net of effect of acquisitions	(718)	859	1,869
Decrease/(increase) in amounts receivable from exchange contracts	10,552	(10,552)	—
(Increase)/decrease/in prepaid expenses and other receivables	98	374	(6,074)
Decrease in amounts receivable from bankruptcy estates	3,755	1,937	13,628
Decrease in other assets	—	96	859
Increase/(decrease) in accrued telecommunications costs, accounts payable, and other accrued expenses	854	(7,446)	4,883

Net cash used in operating activities	(32,602)	(48,338)	(25,116)

Cash flows from investing activities:
Capital expenditures	(4,707)	(3,847)	(2,180)
Proceeds from disposal of property and equipment	—	—	2,697
Increase in restricted cash	(10)	(486)	—
Cash paid for acquisitions, net of cash acquired	—	—	(3,469)

Net cash used in investing activities	(4,717)	(4,333)	(2,952)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	2
Proceeds from loan notes	16,000	52,250	—
Deferred financing costs associated with loan notes	(923)	(8,092)	—
Proceeds from overdraft facility	4,436	—	—

Net cash provided by financing activities	19,513	44,158	2

Effects of exchange rate changes on cash	(3,605)	955	5,036

Net decrease in cash and cash equivalents	(21,411)	(7,558)	(23,030)
Cash and cash equivalents at beginning of period	22,820	30,378	53,408

Cash and cash equivalents at end of period	—	21,939	29,510

Cash and cash equivalents included in assets held for sale	1,409	881	868

Supplemental disclosure of cash flow activity
Interest paid	13	(2)	—
Interest received	254	775	848
Taxes paid	128	—	—
Receipts from bankruptcy estates	3,081	5,612	13,628
See accompanying notes to consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(1) Nature of Business and Basis of Presentation
     Viatel Holding (Bermuda) Limited (“the Company”) operates a pan—European telecommunications network (the “European Network”) comprised of advanced fiber—optic cable systems and interfaces that are owned by, leased to, or otherwise available to the Company. The Company offers a variety of telecommunications products and services, IP transit, dark fibre, bandwidth, leased line services, managed hosting, IPVPN, VoIP and co—location services.
     In March 2003, the Company acquired the business and assets of Cybernet (Schweiz) AG (“Cybernet”) and the share capital of Netcom Internet Limited (“Netcom”). Both of these companies provide business ISP services in their respective geographical locations; further information on these acquisitions is included in Note 10 to these financial statements.
     References in these consolidated financial statements to “the Group”, “Viatel”, “we” or “us” refer to Viatel Holding (Bermuda) Limited and its subsidiaries.
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company currently has limited financial resources available to support ongoing operations, fund its operating business plan and pay ongoing operational obligations as they become due.
     On April 21, 2004, the Company executed binding documentation with a group of investors for the issuance of US$52.3 million of senior convertible debt securities (the “Existing Notes”) — (“the April 2004 Financing”). Interest, at the rate of 8% per annum, is compounded and payable semi—annually by way of the issuance of additional Existing Notes or, at the Company’s option, by payment in cash; the Existing Notes are due in 2014. The Existing Notes are, at the option of the noteholder, convertible into common shares of the Company upon the occurrence of certain specified “liquidity events”, such as a change in control or public offering, or upon the request of the holders of a majority of the Existing Notes. This is discussed in further detail in Note 7.
     On July 1, 2005, the Company executed further binding documentation with two of its investors, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and Värde Partners, Inc. (“Värde”). Morgan Stanley and Värde invested a further US$16.0 million in the Company by way of the purchase of, respectively US$12.9 million and US$3.1 million, 12% increasing rate senior secured notes due 2007 (the “New Notes”) — (“the July 2005 Financing”).
     Interest on the New Notes is to be initially 12% per annum, payable semi-annually with the interest rate increasing by 0.5% per annum on each interest payment date, beginning on January 15, 2006. For the first year after issue, interest will be payable on the New Notes by way of the issuance of additional New Notes. After July 1, 2006, interest will be payable in cash only, although the Company is currently in discussions with the relevant investors in relation to the grant of a waiver allowing the Company to continue to satisfy interest payments through the issuance of additional New Notes.
     The New Notes have a two year maturity and will rank senior to all subordinated debt of the Company (including the Existing Notes) and pari passu with all senior debt of the Company. Under the terms of the July 2005 Financing, the holders of the Existing Notes have agreed to subordinate their Existing Notes to the New Notes.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     In March 2006, the Company received additional financing from three of its investors, Morgan Stanley, Värde and Stonehill Institutional Partners, Inc. (“Stonehill”) of US$8.8 million in the following respective amounts: Morgan Stanley US$6.9 million; Varde US$1.7 million; and Stonehill US$0.2 million. This was by way of the issuance of further loan notes on substantially the same terms as the New Notes. As with the New Notes, interest on these further loan notes is payable in cash only from July 1, 2006; again, the Company is in discussions with the relevant investors in relation to the grant of a waiver allowing the Company to satisfy interest payments through the issuance of additional loan notes.
     In March 2006, the Company received proceeds of US$8.8million from the sale of its investment in Cybernet to Swisscom Fixnet AG (“Swisscom”). The operations of Cybernet have been shown as “discontinued operations” in the statement of operations for the years ended December 31, 2005, 2004 and 2003. The assets and liabilities of Cybernet have been shown as “Assets held for sale” and “Liabilities held for sale” respectively, as at December 31, 2005 and 2004.
     In June 2006, the Company completed the sale of certain of its network business to Global Voice Group Limited (“Global Voice”) for, amongst other consideration, a payment of approximately US$23.7 million in cash. This transaction should provide adequate funding for the remainder of 2006 but it is contemplated that, by reference to current business plan projections and absent further cash generative transactions, further funding will be required in 2007.
     The Company is currently engaged in discussions with third parties regarding potential network asset sales and/or potential investment in the Company’s business, each of which would generate additional receipts that might remove the need for any further funding. The Company is additionally considering a number of potential corporate acquisitions which might reduce the anticipated timeframe by which the Company’s operations would generate positive cashflows.
     If the Company is required to, but does not obtain additional funding, the Directors will be forced to reduce dramatically cash requirements or to raise cash, by discontinuing or disposing of existing development programmes or business operations, by selling assets or otherwise. These consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty. If these measures were to be inadequate to cover the Company’s cash needs, the Company would likely become insolvent.
(2) Significant Accounting Policies
     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are expressed in U.S. Dollars. The significant accounting policies are summarized as follows:
(a) Basis of Consolidation
     The financial statements consolidate the Company and its majority—owned and controlled subsidiaries from their respective dates of acquisition. All acquisitions are accounted for by the purchase method, with the excess of the purchase price over the fair value of the assets and liabilities acquired being recorded as goodwill. Further details of acquisitions are given in Note 10. All intercompany balances and transactions have been eliminated in consolidation.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(b) Use of Estimates
     The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. The most significant estimates include accounts receivable reserves, impairment charges, useful lives of fixed assets and valuation of embedded derivatives. Actual amounts and results could differ from those estimates.
(c) AICPA Practice Bulletin, “Confirmation Contingencies in Fresh Start Reporting”
     Included in the balance sheet are amounts considered to be pre confirmation contingencies in accordance with AICPA Practice Bulletin 11, “Accounting for Pre—Confirmation Contingencies in Fresh Start Reporting”. Subsequent revisions to the pre—confirmation contingencies are reported in the statement of operations. In our case pre—confirmation contingencies include amounts realized and to be realized from the claims made by the predecessor, Viatel, Inc. (“the Predecessor”) in the bankruptcy proceedings of certain subsidiaries. Estimates are made at each balance sheet date of the certain recoveries and to the extent actual recoveries are in excess of those estimated we have recorded a gain through the statement of operations.
(d) Revenue and Cost of Sales
     The Company derives its revenue from the sale of network connectivity, dark fiber bandwidth and Internet-related services, specifically the sale of VoIP and other Internet value-added services, such as hosting, security and IP VPN. The revenues earned from these services comprise non-recurring revenues relating to delivery of equipment and installation thereof and recurring revenues for ongoing telecommunications connectivity and operating and maintenance services. The typical term of a contract for connectivity services is one year or more.
     The Company applies the provisions of Staff Accounting Bulletin Topic 13, “Revenue Recognition.” The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collection of the resulting receivable is reasonably assured. The Company uses either a purchase order or a customer agreement as evidence of an arrangement.
     Revenue from the delivery of equipment and installation thereof is recognized upon delivery of the equipment and completion of installation, which is deemed to be the date that Internet connectivity services commence. Revenues for Internet connectivity and operating and maintenance services are recognized as earned over the contractual term. When the Company’s services are bundled in a customer arrangement, the related fee is allocated to the multiple elements of the arrangement based on objective evidence of fair value.
     When the customer arrangement dictates that payments are made prior to service delivery, the Company records the advance receipt of payment as a credit to the balance sheet within the deferred revenue account. When a customer pays a non-refundable fee in advance and subsequently cancels service before the end of the contract term, the Company recognizes the remaining deferred revenue as revenue with the statement of operations at the time the service is terminated.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(e) Advertising Costs
     Advertising costs are expensed as incurred. Such costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and amounted to US$484 for the year ended December 31, 2005, US$1,376 for the year ended December 31, 2004 and US$184 for the year ended December 31, 2003.
(f) Income Taxes
     Income taxes are accounted for under the liability method. Deferred taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax liability or asset is recorded using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liability or asset is expected to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted. Future tax benefits attributable to these differences, if any, are recognizable to the extent that realization of such benefits is more likely than not. A valuation allowance is applied to deferred tax assets in order to reduce them to the amount that is more likely than not to be realized.
(g) Net Loss per Common Share
     Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2005, 2004 and 2003, no outstanding stock options have been included in the calculation of diluted net loss per share as the effect would be anti—dilutive.
(h) Property and Equipment
     At December 31, 2005 and December 31, 2004, property and equipment included property and equipment acquired from the Predecessor, which is stated at fair value upon acquisition. All acquisitions of capital equipment thereafter, principally comprising telecommunications-related equipment, are stated at cost.
     Depreciation is calculated on a straight—line basis over the assets’ estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Amortization of equipment held under capital leases and of leasehold improvements is included in the Consolidated Statement of Operations as “Depreciation and amortization”, and is calculated on a straight—line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter. The estimated useful lives of the other assets are as follows:

Communications systems and network infrastructure	5 to 18 years
Furniture, office and computer equipment	2 to 5 years
Land	Not depreciated
(i) Intangible Assets
     Intangible assets purchased, including customer relationships, are capitalized at fair value and are amortized over their expected useful lives on a straight-line basis. During 2004 the expected useful life of the intangible assets arising from the acquisition of Cybernet were re-assessed, and increased from 2 years to 5 years. This re-assessment reflected the fact that actual customer churn experienced subsequent to the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
acquisition was lower than originally anticipated. The re-assessment of the useful economic life of Cybernet resulted in the total amortization expense for the year ended December 31, 2005 and December 31, 2004 being US$218 higher and US$1,637 lower respectively than it would otherwise have been.
     Negative goodwill arises where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the consideration for the acquired entity. Negative goodwill is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets.
     The Company has no indefinite lived intangible assets or goodwill.
(j) Impairment of Long—lived Assets
     The Company periodically reviews the carrying values of long—lived assets to determine whether there has been any impairment of these assets and the appropriateness of their remaining useful lives. Should events or circumstances indicate that the carrying value may not be recoverable based on undiscounted future cash flows, an impairment loss measured by the difference between the fair value and the carrying value of long—lived assets would be recognized. Fair value is generally determined based upon an estimate of the discounted future net cash flows to be generated by the assets.
     Under the testing for impairment, estimates of future cash flows are used to test the recoverability of a long—lived asset, and are based on the existing service potential of the asset. These estimates exclude cash flows associated with future capital expenditures that would increase the service potential of the long—lived asset. There is an inherent uncertainty in estimating future cash flows which can have a material affect on the amount of any impairment.
(k) Cash and Cash Equivalents
     Cash equivalents include highly-liquid debt instruments purchased with an original maturity of three months or less.
(l) Restricted Cash
     Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer under bid, performance related and other bonds associated with contracts that the Company is not able to unilaterally revoke.
     The Company had restricted cash as at December 31, 2005 of US$496 and US$486 as at December 31, 2004.
(m) Amounts Receivable from Exchange Contracts
     Amounts due under currency options straddling the year end are recorded as Amounts receivable from exchange contracts (see note 3).

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
(n) Loan Notes
     In connection with the April 2004 Financing, the Company issued $52.3 million of Existing Notes. The Existing Notes have an embedded put option and a beneficial conversion feature. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the Existing Notes. Changes in fair value of the put option are recorded in the statement of operations.
     The beneficial conversion feature, representing the difference between the conversion price and the share price on the issuance date, is recorded within Additional Paid in Capital in Shareholders’ Equity. The corresponding discount on the Existing Notes is being amortized using the effective interest method over their term.
     Direct costs associated with the issuance of the Existing Notes are recorded as deferred financing costs and amortized over their term.
     In connection with the July 2005 Financing, the Company issued $16.0 million of New Notes. The New Notes have an embedded put option and an increasing rate interest feature. The total interest payable on the loan notes is being amortised using the effective interest method over their term. The embedded put option is bifurcated and recorded at fair value along with the carrying value of the New Notes. Changes in fair value of the put option are recorded in the statement of operations.
(o) Foreign Currency Translation
     The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Transactions in currencies other than the functional currency are translated into the functional currency at the rates of exchange at the date of each transaction.
     Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is recorded and the date on which it is either settled or translated at period—end exchange rates are recognized in the statement of operations. The foreign exchange gain recognized in the statement of operations and included in “Selling, general and administrative expenses” amounted to US$3,920 for the year ended December 31, 2005, US$1,611 for the year ended December 31, 2004 and US$3,256 for the year ended December 31, 2003.
     The financial statements of foreign subsidiaries are translated into United States Dollars using the current—rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date and the statements of operations of overseas subsidiaries are translated into United States Dollars at average exchange rates. Exchange differences arising from retranslation at period—end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative translation adjustment in shareholders’equity.
(p) Financial Instruments, Derivatives and Concentration of Credit Risk
     At December 31, 2005 the Company’s financial instruments included overdrafts, accounts receivable, accounts payable, accrued expenses, the Existing Notes and the New Notes. It is not practicable to estimate the fair value of the Existing Notes as a quoted market price is not available. As at December 31, 2005, the face value of the Existing Notes was US$52.3 million and the face value of the Existing Notes issued on

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
July 15, 2004, January 15, 2005 and July 15, 2005 in lieu of interest was US$5.3 million. These Existing Notes have a fixed interest rate of 8% which is payable semi-annually. The Existing Notes mature on April 21, 2014.
     As at December 31, 2005, the face value of the New Notes was US$16.0 million. These New Notes carry an effective interest rate of 13.8% payable semi annually, on January 15 and July 15 each year. The New Notes mature on July 1, 2007. The fair values, at December 31, 2005 and at December 31, 2004, of cash and cash equivalents, overdrafts, receivables, accounts payable and accrued interest approximated their carrying values because of the short—term nature of these instruments.
     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing.
     The Company’s derivative instruments at December 31, 2005 and December 31, 2004 were valued at zero and the Company did not enter into any activities resulting in derivative instruments during the years then ended other than the embedded derivatives related to the put option on the loan notes and three foreign currency option contracts (see Note 3).
     The Company records all derivative instruments on the balance sheet at fair value. Changes in a derivative’s fair value are recognized in income unless specific hedge criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized as a charge or credit to income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive loss and are recognized in the consolidated statement of operations when the hedged item affects income and the cash flows are classified consistent with the underlying hedged item. For purchased foreign currency options, the entire change in fair value is included in the measurement of hedge effectiveness for cash flow hedges. Ineffective portions of changes in the fair value of cash flow hedges are recognized as a charge or credit to income.
     The Company designates and assigns derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments.
     The Company has a diverse customer base, but does have a concentration within the telecommunications industry. Current industry conditions have adversely affected other telecommunications providers, some of whom are customers of the Company. Such adverse effects could result in an inability to fulfil their obligations to the Company, including payment of amounts owed for services provided.
(q) Stock Option Plan
     The Company has adopted the disclosure only provision of SFAS 123 “Accounting for Stock—Based Compensation”. The Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for the stock option plans that it operates.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
     At December 31, 2004, and 2003 the Company had a stock-based employee compensation plan which is more fully described in Note 8. The Company recognizes stock—based compensation in the statement of operations over the vesting period for each award. The intrinsic value of the option is the difference between the market value of the stock on the measurement date, and the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. Any award of options to non—employees is accounted for under SFAS 123 and the fair value of the option is expensed over the vesting period. Under APB 25, the effect of any forfeiture is recognized in the period in which the options are forfeited. No options were granted in the years ended December 31, 2005, 2004 or 2003.
     The table below shows the pro forma net income of the Company if SFAS 123 had been adopted, calculated using the Black—Scholes option pricing model. The following assumptions were applied in calculating the fair value of options awarded by the Predecessor during 2002 prior to June 7, 2002 (the “Effective Date”): (1) a risk-free interest rate of 4.48%; (2) an expected life of the options of 5 years; (3) volatility of approximately 48.13%; and (4) an annual dividend yield of 0%.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Net loss as reported	(63,378)	(47,179)	(47,377)
Add: non—cash stock—based compensation	—	(48)	(27)
Less: SFAS 123 stock—based compensation	—	69	38
Pro forma net loss	(63,378)	(47,158)	(47,366)
Pro—forma basic and diluted loss per share	(5.96)	(4.42)	(4.42)
Basic and diluted net loss per common share, as reported	(5.96)	(4.42)	(4.43)
(r) Segment Information
     The Company reports segment information in accordance with Statement of Financial Accounting Standard (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The Company presents segment information externally the same way management uses financial data internally to make operating decisions and assess performance.
(s) Comprehensive Loss
     The Company reports comprehensive loss in accordance with SFAS130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes guidelines for the reporting and display of comprehensive loss and its components in financial statements. Comprehensive loss includes charges and credits to equity that are not the result of transactions with shareholders. Included in other comprehensive loss for the Company are foreign currency translation gains and losses.
(t) Recent Accounting Pronouncements Not Yet Adopted
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). SFAS No. 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as clarifying that beneficial interests in securitized financial assets are subject to SFAS 133. In addition, SFAS No. 155 eliminates a restriction on the

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
passive derivative instruments that a qualifying special-purpose entity may hold under SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this statement will not have a material effect on its financial condition or results of operations.
     In June 2005, the EITF issued No. 05—06, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05—6”). The pronouncement requires that leasehold improvements acquired in a business combination or purchase, subsequent to the inception of the lease, be amortized over the lesser of the useful life of the asset or the lease term that includes reasonably assured lease renewals as determined on the date of the acquisition of the leasehold improvement. This pronouncement is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF 05—6 has not had a significant impact on the Company’s financial position and results of operations.
     In September 2005, the FASB approved EITF Issue 05—7, “Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues” (“EITF 05—7”). EITF 05—7 addresses that the change in the fair value of an embedded conversion option upon modification should be included in the analysis under EITF Issue 96—19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” to determine whether a modification or extinguishment has occurred and that changes to the fair value of a conversion option affects the interest expense on the associated debt instrument following a modification. Therefore, the change in fair value of the conversion option should be recognized upon the modification as a discount or premium associated with the debt, and an increase or decrease in additional paid-in capital. EITF 05—7 is effective for all debt modifications in annual or interim periods beginning after December 15, 2005. The adoption of EITF 05—7 is not expected to have a significant impact on the Company’s financial position and results of operations.
     In September 2005, the EITF reached consensus on Issue No. 05—8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature” (“EITF 05—8”). EITF 05—8 concludes that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. The Company believes that the underlying concepts in EITF 05—8 should be similarly applied to debt for which an embedded derivative has been bifurcated under FASB Statement No. 133, “Accounting for Derivatives Instruments and Hedging Activities.” This application results in the recognition of deferred taxes upon issuance for the temporary differences existing on both the debt instrument and the embedded derivative. Subsequent changes in fair value of embedded derivative will result in remeasurement of the related deferred tax account. The guidance in this Issue should be implemented by retrospective application in financial statements for interim and annual reporting periods beginning after December 15, 2005. Early application is permitted for periods for which financial statements have not been issued. The Company’s convertible debt (the Existing Notes) has embedded derivatives that are bifurcated and accounted for separately. The Company is currently in the process of reviewing the impact that the adoption of EITF 05—8 will have on its financial position, results of operations and cash flows.
     In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)—6 (“FSP FIN 46(R)—6”), which addresses how a reporting enterprise should determine the variability to be considered in applying FASB Interpretation No. 46 “Consolidation of Variable Interest Rate Entities”, as amended (“FIN No. 46(R)”).

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)
The variability that is considered in applying FIN 46(R) affects the determination of (a) whether the entity is a variable interest entity, (b) which interests are variable interests in the entity and (c) which party, if any, is the primary beneficiary of the variable interest entity. That variability will affect any calculation of expected losses and expected residual returns if such a calculation is necessary. FSP FIN 46(R)—6 is effective beginning the first day of the first reporting period beginning after June 15, 2006. The Company is currently in the process of evaluating the impact that the adoption of FSP FIN 46(R)—6 will have on the Company’s financial position, results of operations and cash flows.
(u) Reclassifications
     Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. In particular, the increase in restricted cash has been reclassified from changes in operating assets and liabilities in the consolidated statement of cashflows to cashflows from investing activities.
(3) Amounts receivable from exchange contracts
     As of December 31, 2005 and 2004 there were amounts receivable from exchange contracts of US$ nil and US$10.6 million respectively. This balance arose at December 31, 2004 due to the execution by the Company of a forward foreign exchange contract to convert US$10.6 million into pounds sterling on December 31, 2004. Proceeds of £5.6 million (US$10.6 million) from this transaction were not received until January 4, 2005, and consequently, and in accordance with SFAS No. 95 “Statement of Cashflows” this amount did not fall to be recognized as cash or cash equivalents as of December 31, 2004, but as an amount to be received from exchange contracts.
(4) Property and Equipment
     Property and equipment from continuing operations consists of the following as of December 31:

	2005	2004

Cash and cash equivalents	—	21,939
Land and buildings	482	500
Communications systems and network infrastructure	49,792	52,517
Furniture, office and computer equipment	1,857	2,314

	52,131	55,331
Less accumulated depreciation	(21,609)	(17,772)

Net book value	30,522	37,559

     Communications systems and network infrastructure includes Indefeasible Rights of Use (“IRUs”) for the network capacity. These IRU’s were for substantially all of the economic life of the asset and were prepaid in full on initial acceptance. Accordingly, they have been treated as capital leases. To the extent these IRUs were entered into by the Predecessor, these capital leases were recorded at fair value in line with fresh start accounting upon emergence from Chapter 11.
     Depreciation on property and equipment, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$6,358 for the year ended December 31, 2005, US$6,061 for the year ended December 31, 2004 and US$3,686 for the year ended December 31, 2003.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(5)	Intangible Assets
     Intangible assets of continuing operations consist of the following as of December 31:

	2005	2004

Customer relationships (see Note 10)	1,927	2,087
Less accumulated amortization	(1,927)	(1,869)

Net book value	—	210

     Amortization on intangible assets, and included in depreciation and amortization in the accompanying consolidated statements of operations, amounted to US$180 for the year ended December 31, 2005, US$975 for the year ended December 31, 2004 and US$778 for the year ended December 31, 2003.
(6)	Deferred financing costs
     Deferred financing costs consist of the following as of December 31:

	2005	2004

Financing costs	9,015	8,092
Less amortization	(1,432)	(462)

Net book value	7,583	7,630

(7)	Loan notes
     In connection with the April 2004 Financing, the Company issued the Existing Notes with a principal value of US$52.3 million. The Existing Notes have a ten year maturity, and are convertible, at the option of the holder, into the Company’s common shares upon the occurrence of certain specified “liquidity events”, such as a change of control or an initial public offering, or if not previously converted, after the ninth anniversary of issuance. There are two embedded derivatives within the convertible loan note ‘host’contract, a change of control put option and an equity conversion feature. The put option allows the loan note holder to put back the loan notes to the Company for cash equal to the value of 101% of the principal of the loan notes, should a change of control of the Company be effected. The equity conversion version feature allows the loan note holder to convert the loan notes into equity, upon the occurrence of a specified “liquidity event”, at a conversion price linked to the equity value of the Company, which in turn is related to the share price of the Company.
     The change of control put option is separately accounted for pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The fair value of the embedded derivative is deemed to be nil at both the issuance date, April 21, 2004, and the balance sheet date, December 31, 2005 as the likelihood of the loan note holder exercising the put option, should a change of control occur, has been assessed by management as being remote.
     The convertible feature within the Existing Notes is not required to be separately accounted for pursuant to the SFAS No. 133 “Accounting for Derivative Instruments and hedging Activities”. The feature has therefore been accounted for in accordance with the Emerging Issue Task Force, Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio” and Issue 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. These Issues require that an

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

intrinsic value is assigned to the convertible feature at the date of the issuance of the loan notes, based on the difference between the conversion price and share price multiplied by the number of shares issued upon conversion.
     The beneficial conversion feature embedded within these notes was valued at US$17.4 million, and this amount has been recorded at a discount against the principal value. This discount is then amortized over the term of the loan notes based on the effective yield method (the imputed interest notes is 4.13%) resulting in a reduction of the discount of US$2.5 million by December 31, 2005 compared with US$1.0 million on December 31, 2004. On July 15, 2004, January 15, 2005 and July 15, 2005 interest accumulated to date on principal value of the loan notes of US$976, US$2.1 million and US$2.2 million respectively was converted into additional notes. These notes had a beneficial conversion feature of US$195, US$426 and US$nil respectively on issuance, which had amortized by US$58 by December 31, 2005.
     Interest on the Existing Notes is 8% per annum, to be compounded and payable semi-annually by way of additional notes or, at the Company’s option, in cash.
     Upon conversion of all or a large portion of the Existing Notes, persons previously holding such convertible loan notes will hold a significant majority of our common shares, assuming that the Company has not issued shares other than on a conversion of the convertible loan notes. Both prior to and following conversion, and until such time as the Investors directly or indirectly together hold, on a fully diluted basis, 25% or less of the Company’s common shares, material corporate actions will effectively require the consent of the Investors or their transferees.
     The Existing Notes do not include any financial covenants but do contain covenants that significantly limit or prohibit the Company’s ability to, interalia, incur indebtedness, engage in certain transactions and change the Chief Executive Officer.
     The holders of the Existing Notes (and their transferees) effectively have the right, at any time, to increase the size of the Board and to approve a majority of the Board to be designees of the holders of the Existing Notes.
     In connection with the July 2005 Financing, the Company issued the New Notes with a principal value of US$16.0 million. The New Notes have been accounted for as a long term liability payable at the end of June 2007.
     Interest is payable on the New Notes at the rate of 12% per annum from July 15, 2005, thereafter increasing by 0.5% per annum on each interest date beginning January 15, 2006. Redemption of the New Notes at the Company’s option is allowable at any time for 100% of the principal amount plus accrued interest up to the date of redemption and a put option which allows the loan note holder to receive 101% of the principal of the loan note should there be a change in control of the Company.
     The interest charge for the year has been accounted for, in accordance with the Emerging Issue Task Force, Issue 86-15, using the effective yield interest method over the two year term of the New Notes.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(8)	Stock Incentive Plans
     During 2002, the Company adopted, with stockholder approval, an Equity Incentive Plan (the “Incentive Plan”). Pursuant to the Incentive Plan, “non-qualified” stock options to acquire shares of common stock may be granted to the Company’s employees, officers, directors, independent contractors and consultants. The Incentive Plan also provides for the grant of Stock Appreciation Rights, either separately or in tandem with options, entitling holders to cash compensation measured by appreciation in the value of the shares, and Limited Stock Appreciation Rights, that are exercisable upon the occurrence of specified events. The Incentive Plan also authorizes the grant of any other share-based awards, such as restricted stock and bonus stock, as deemed appropriate.
     The Incentive Plan was administered by the Remuneration Committee of the Company’s Board of Directors. The Incentive Plan allowed for the issuance of up to a maximum of 1,440,000 shares of common stock of which 696,000 shares remained available for grant at December 31, 2005 and 2004 (2003 — 696,000). Prior to the Effective Date, the Company issued 744,000 options as described below. During the period from the Effective Date to December 31, 2002, no options were issued or exercised. During the year ended December 31, 2003, 170,000 options were exercised and 384,000 options were forfeited as a result of employee terminations. The exercise price of the share covered by each non-qualified stock option was to be determined by the Compensation Committee of the Board of Directors. Should an incentive stock option be granted to a person possessing more than 10% of the combined voting power of the Company, the exercise price shall not be less than 110% of the fair market value of the share on the date of grant. Options were subject to various vesting conditions as disclosed below and have a maximum term of 10 years from the grant date.
     Each option granted pursuant to the Incentive Plan is evidenced by a written agreement, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in that agreement. As at December 31, 2005, no stock options had been granted to non—employees (2004 and 2003 — none).
     Stock option activity is shown below:

	Weighted		Number of
	Average	Number	Exercisable
	Exercise	of Shares	options at end
	Price	(in thousands)	of each year

Outstanding at December 31, 2002	5.65	744	408
Forfeited	8.33	(384)	—
Exercised	0.01	(170)	—

Outstanding at December 31, 2003	5.26	190	150

Forfeited	8.33	(120)	—
Exercised	0.01	(70)	—

Outstanding at December 31, 2004 and 2005	—	—	—

     The vesting of the US$0.01 options was 100% on the earlier of: (1) one year from May 21, 2002 (the date of grant); (2) a Change of Control as defined in the underlying employment contract, pursuant to which the options were granted; (3) termination of employment of the recipient of the options; and (4) consummation of the Plan of Reorganization. Consequently, all such options vested on the Effective Date.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The vesting of the US$8.33 options was 33.4% on the consummation of the Plan of Reorganization; 33.3% on the first anniversary of the Effective Date and 33.3% on the second anniversary of the Effective Date.
(9)	Other operating income
     As of December 31, 2005, the Company had income of US$362 relating to sales of spare equipment. In the year ended December 31, 2004, the Company had certain claims against Easynet Telecommunications Limited (“Easynet”) in which the Company alleged breach of contract under an Indefeasible Right of Use Agreement dated May 30, 2000 and certain related agreements (together, “the Agreements”). The claims were formally commenced in the High Court of Justice in England as of February 11, 2003 and proceeded to a full trial commencing on November 19, 2003. The Company accepted, as full and final settlement of its claims under the Agreements, payment by Easynet of £6.9 million (US$13.0 million approximately) which was paid in two equal instalments in March 2004 and September 2004, the second instalment having accrued interest at an annual rate of 4%. These settlement amounts, other than the interest income received, were recorded within other operating income during 2004. The settlement also served to dismiss certain related counterclaims brought by Easynet against the Company. As at December 31, 2003 the Company had a liability for future performance obligations of $4.6 million under the contract with Easynet. Under the terms of the settlement, the Company was relieved of this obligation and accordingly recognized the release of the liability in the statement of operations in 2004 upon receipt of the final settlement payment.
(10)	Acquisitions
     In furtherance of the Company’s expansion of its target customer base into Small and Medium-Sized enterprises, in March 2003, the Company acquired two recognized business ISPs, Cybernet (Schweiz) AG (“Cybernet”) in Switzerland, and Netcom Internet Limited (“Netcom”) in the United Kingdom.
     Netcom
     On March 7, 2003, the Company acquired 100% of the outstanding common shares of Netcom Internet Limited (“Netcom”) from its parent, Net Access Limited (“Net Access”). Netcom’s business is the leasing of circuits and lines used for internet connectivity. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Financing costs	8,092
Current Assets	1,063
Property and Equipment	775
Intangible Assets	1,737
Deferred Income Tax Liability	(521)
Current Liabilities	(2,168)

Net assets	886

Consideration
Cash	722
Expenses	164

Total Consideration	886

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The intangible asset relates to the customer relationships acquired in the purchase of Netcom. The estimated useful life of these customer relationships is 2 years.
     In calculating the fair value of the assets acquired and the liabilities assumed negative goodwill of $1.2 million arose. This negative goodwill has been allocated pro rata to the value of the property and equipment and the customer relationships.
     Cybernet
     On February 5, 2003, the Company acquired certain assets and assumed certain liabilities of Cybernet (Schweiz) AG (“Cybernet”) from its parent, Cybernet Internet Services International. Cybernet’s business is the provision of internet services to small and medium-sized enterprises. The acquisition has been accounted for using the purchase method of accounting and the results of operations have been consolidated since the date of acquisition. The Company’s interest in the net assets acquired at fair values is as follows:

Cash	331
Current Assets	843
Property and Equipment	942
Intangible Assets	3,539
Current Liabilities	(2,697)

Net Assets	2,958

Consideration
Cash	2,908
Expenses	0

Total Consideration	2,958

     The intangible asset relates to the customer relationships acquired in the purchase of the assets and liabilities of the Cybernet entity.
     The following unaudited pro-forma data summarizes the results of operations for the year ended December 31, 2003 as if the acquisitions of Cybernet and Netcom had been completed as of June 7, 2002. The pro forma amounts are presented for illustrative purposes and do not purport occurred as of June 7, 2002 of that may be achieved in the future. The principal pro forma adjustment relates to the depreciation and amortization expense of long-lived assets.

Year ended
December 31,
2003

Revenue	21,006
Net loss	(47,520)
Basic and diluted net loss per share	(4.44)

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(11)	Discontinued Operations
     The Company made the decision during 2005 to sell its investment in Cybernet in order to realize the funds that would enable it to support further the development of its UK business. The Company signed a Share Purchase Agreement on October 20, 2005 with Swisscom for the sale of Cybernet, pending both regulatory approval and the passing of a resolution of the shareholders of the Company (the “Shareholders”) approving the transaction. Both conditions being satisfied, the sale completed on March 21, 2006. As this sale was still conditional on December 31, 2005, Cybernet has been shown as a discontinued operation in the statement of operations and balance sheet.
     The balance sheet for Cybernet as at December 31, 2005 and 2004 was as follows:

	December 31,	December 31,
	2005	2004

Assets
Current assets:
Cash and cash equivalents	1,409	881
Restricted cash	496	486
Accounts receivable	1,981	1,516
VAT receivable	(68)	252
Prepaid expenses and other current assets	170	856

Total current assets	3,988	3,991
Property and equipment, net	336	427
Intangible assets, net	1,200	1,988

Total assets	5,524	6,406

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,231	949
Accrued expenses	1,477	645
Deferred revenue	2,854	2,942

Other current liabilities	10	1,539

Total current liabilities	5,572	6,075

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The income statement for Cybernet for the years ended December 31, 2005, 2004 and 2003 was as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Total revenue	18,266	14,815	8,695
Operating expenses:
Cost of sales	(12,674)	(9,291)	(5,062)
Selling, general and administrative	(5,057)	(2,552)	(3,565)
Depreciation and amortization	(1,210)	(2,104)	(2,717)

Total operating expenses (net)	(18,941)	(13,947)	(11,344)
Other operating income	802	—	—
Operating income/(loss)	127	868	(2,649)
Other income
Interest and other income	2	1	2

Net income/(loss) before taxation	129	869	(2,647)
Taxation	(6)	—	(12)

Net income/(loss)	123	869	(2,659)

(12)	Income Taxes
     The Company’s operations were undertaken in foreign jurisdictions for the years ended December 31, 2005 and 2004.
     The Company is organized and tax resident in Bermuda. At the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied in the future, the Company and all its subsidiaries registered in Bermuda have received an undertaking from the Bermuda Government exempting them from all such taxes until March 28, 2016.
     A reconciliation of the differences between income taxes computed at a statutory rate of 30% and the total provision for income taxes is as follows:

	December 31,	December 31,
	2005	2005
	Continuing	Discontinued

Profit/(loss) before tax per 20F	(62,835)	129
@Tax rate per jurisdiction	(18,851)	39
Permanent differences	689	—
Effect of Overseas Tax Rates	(25,970)	—
Effect of Double Taxation	125	—
Prior Year Adjustment	40	—
Valuation allowance movement	44,633	(33)
Total tax provision	666	6
     The majority of the Group’s tax losses arise within VTL-TP (Bermuda) Limited which is a Bermudan resident company that is tax resident in the UK where the statutory rate is 30%.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     The statutory Bermuda tax rate for the year ended December 31, 2005 was zero (2004 — zero) and the statutory rates in the jurisdictions in which the Company operates range from 23% to 40.2% (2004 — 23% to 40.2%). The effective tax rate was –1% for the years ended December 31, 2005 (2004: –0.5%) mainly due to US State income taxes. No tax benefit has been recorded in respect of net tax losses arising in the period.
     The significant reconciling items between pre-tax income at the statutory tax rate and the tax charge reflected in the income statement are the movement in the valuation allowance on the current-year losses and fixed asset timing differences for which no benefit is being recorded, as described below.
     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows as of December 31, 2005 and 2004:

	December 31,	December 31,
	2005	2004

US net operating loss carryforward	1,208	—
Foreign net operating loss carryforward	109,337	43,756
Foreign property and equipment temporary differences	167,960	7,914

Total gross deferred tax assets	278,505	51,670
Less valuation allowance	(278,505)	(51,670)

Net deferred tax assets	—	—

     The Company has reassessed their gross temporary differences during the year which had the net effect of increasing the gross deferred tax assets by $184.0 million. However this has had no effect on the statement of operations nor the balance sheet as a full valuation allowance has been placed against these assets.
     The Company has unused net operating loss carryforward of approximately US$125.9 million (2004 — US$154.1 million). Of this amount, US$nil million (2004 — US$nil million) represents US net operating losses expiring in 2007 through 2021. Other net operating losses have no expiration. Certain losses arising in foreign jurisdictions are expected to continue to be available to the Company, although their use may be subject to restrictions in the US and elsewhere.
     Foreign net operating loss carryforward were US$109.3 million as of December 31, 2005, US$62.6 million higher than as of December 31, 2004. This increase is attributed to an increase in losses in all foreign jurisdictions.
     The Company also has potentially significant deferred tax assets as a result of the consolidated book value of the European Network being considerably less than its original cost and tax basis. Any realization of the asset would be dependent upon suitable profits being generated in the relevant territories. Due to the uncertainty surrounding the base profitability in the relevant territories, a full valuation has been placed against the asset.
     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the respective tax jurisdiction during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

assessments. Management believes that it is more likely than not that the tax benefit from the deferred tax assets will not be realized. Accordingly, management has recorded a full valuation allowance against the net deferred tax assets.
     The unremitted earnings, if any, of the Company’s foreign subsidiaries are considered by management to be indefinitely reinvested and accordingly no income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company could be subject to income taxes (subject to an adjustment for foreign tax credits, where applicable) and withholding taxes payable to the various foreign counties. Determination of the amount of unrecognized foreign deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.
(13)	Commitments and Contingencies
(a)	Leases and long-term contracts
     At December 31, 2005, the Company was committed under non-cancellable operating leases for the rental of network locations, office space, motor vehicles and long-term contracts for standby maintenance. These leases expire at various times through May 2029.
     The Company’s future minimum operating lease and long-term contract payments are as follows:

	Network	Standby	Office	Motor
	Locations	Maintenance	Space	Vehicles	Total

2006	3,883	4,472	845	25	9,225
2007	3,176	2,229	845	3	6,253
2008	2,695	1,131	718	—	4,544
2009	2,453	776	714	—	3,943
2010	2,148	776	714	—	3,638
Thereafter	14,920	9,733	1,071	—	25,724

Total minimum payments	29,275	19,117	4,907	28	53,327

     Total rent expense amounted to US$11.5 million for the year ended December 31, 2005, US$12.2 million for the year ended December 31, 2004, and US$12.0 million for the year ended December 31, 2003.
(b)	Litigation
     In September 2003, the Company’s French subsidiary Viatel Operations SA (“Viatel Operations”) filed a claim for approximately €7.7 million (US$9.6 million approximately) in the Tribunal of Lille, France against Voies Navigables de France (“VNF”), the owner of certain French waterways to whom the Company currently pays in excess of €2.0 million (US$2.5 million approximately) annually for Rights of Way (“ROW”) charges. The claim principally asserts that the ROW charges are discriminatory and should conform more closely to the charges levied by the highway and road authorities in France. On the basis that this claim was filed by way of an “opposition procedure”, the Company is entitled to withhold payment of ongoing charges as they fall due. On this basis the Company has withheld its ROW charges for 2004 in an amount of €2.0 million approximately (US$2.4 million approximately) and those for 2005 in an amount of €2.0 million approximately (US$2.5 million approximately). The Company however has accrued for these ROW charges. If the Company is unsuccessful in its claim, it will likely be required to pay all outstanding fees together with interest, the interest being estimated to amount to as much as approximately €120 (US$150 approximately). The Company

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

has not accrued for interest charges or other costs (additional to the repayment of withheld fees) that could result from an adverse decision.
     Similar claims in respect of ROW charges are being proceeded with against each of: (1) SAGEP; and (2) Ville de Paris (“VDP”). The amounts of the claims being, respectively, approximately €1.2 million (approximately US$1.5 million) against SAGEP; and approximately €1.4 million (approximately US$1.8 million) against VDP. In relation to SAGEP, the Company has withheld payment of the fees due, although it has accrued for these charges. The VDP fees have been paid in full such that no further monies would be payable were the Company to lose its claim for reimbursement. A similar claim was filed against Compagnie Nationale du Rhône (“CNR”) in the amount of approximately €1.2 (approximately US$1.5 million). By a judgement dated June 14, 2006, the Company has been ordered to pay to CNR the outstanding amounts due with respect to ROW charges that had been withheld (approximately €408 for 2004 (approximately US$525) and €446 (approximately US$573) for 2005) plus interest. The Company intends to lodge an appeal against this decision. In July 2005, SAGEP terminated the agreement under which the Company was permitted to have its network installed on the SAGEP land. The Company applied for, and was granted, a suspension in relation to such termination pending a decision upon the merits of the case. Were the Company to lose the SAGEP proceedings, this could lead to a liability to pay fees of approximately €540 (approximately US$673) in relation to the years 2004 and 2005 and to a potential termination of the agreement with SAGEP. In the event of termination, the Company would seek to enter into a new agreement with SAGEP; any inability on the part of the Company to secure new contractual arrangements could have significant adverse consequences on our ability to operate the European Network and/or to support our existing wholesale customer business. Legal advice has been obtained to the effect that, absent any non-payment of outstanding fees due by the Company to SAGEP, it would be unlawful for SAGEP to refuse to enter into a new contract with the Company for so long as other operators were allowed to install network infrastructure on its land. The Company has not made an accrual for any interest charges or other costs (additional to the repayment of the withheld fees) that could result from an adverse decision
     It should be noted that the outcome of the outstanding legal claims with respect to the ROW charges is expected to be substantially influenced by the enactment by the French government which, with effect from January 2006, imposes both a maximum fee level that the owners of the various waterways and sewers can charge with respect to the grant and use of ROWs on the public domain and an obligation on the relevant landowners to justify their fees on objective grounds
     Following the decree, in relation to the VNF claim, the court dealing with this matter has appointed, with effect from January 2006, two experts to assess the level of fees that VNF can reasonably charge. It is anticipated that a report from the experts will take at least one year to prepare and that a final court decision would follow within the six months following the issue of such a report. Final decisions in relation to each of the SAGEP and VDP proceedings are expected during the course of 2006. The final outcome cannot be predicted at this stage.
     Viatel Operations has been engaged in a dispute which arose as a result of the early termination of a lease agreement dated 29 September 1999. The lessor had claimed payment of: (a) an early termination indemnity in the amount of €30 (approximately US$38); and (b) the cost of fit-out works which, according to the lessor, Viatel Operations was under an obligation to perform under the lease. When the dispute first arose, the lessor chose to quantify the amount of the fit out works as €856 (approximately US$1.0 million). Viatel Operations

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

denied that it was under any obligation to carry out the fit-out works, the lease being permissive in this regard, not obligatory. In February 2005, the lessor issued proceedings requesting payment of the early indemnity, a provisional payment from Viatel Operations of €70 (approximately US$87) for reinstating the property and, finally, the appointment of an expert by the French court in order to assess the cost of reinstating the property on the basis of the schedule of fit-out works appended to the lease. However, the lessor sold the property in mid 2005 and indicated that it would then amend its claim to seek to recover the capital loss it had suffered when it sold the premises, the allegedly required works not having been carried out. No indication of the quantum of such capital loss was given. Accordingly, the lessor withdrew its original claim from the court roll in September 2005. Despite the indication that an amended claim would be made, no proceedings have been initiated with the court. The landlord has a period of 2 years from September 2005 in which it could commence such proceedings.
     Viatel Operations is also currently in dispute regarding a second lease termination — this time with respect to the termination of a lease agreement dated May 4, 2000 relating to premises in St. Denis, France (the “St. Denis Lease”). The lessor is claiming the termination to be both procedurally and substantively defective, and is consequentially claiming the balance of all payments due under the lease, amounting in aggregate to €12.7 million (approximately US$15.8 million). Viatel Operations has received strong advice in support of its position and, in addition to its defence, has also filed a counter-claim for an indemnity of €13.4 million (approximately US$16.7 million).
     The Company’s UK subsidiary VTL (UK) Limited (“VTL (UK)”) is in dispute with a company which previously provided it with financial advice, in particular with respect to its employee benefits programme. The financial advisor is claiming an unlawful termination of its engagement with VTL (UK) and has indicated a potential related damages claim of over £100 (approximately US$182). VTL (UK) has been advised that it has strong grounds both to defend any such claim and to bring a counterclaim in respect of the breach by the financial advisor of various express and implied contractual terms relating to its former engagement.
     No amounts have been accrued in respect of the three claims above.
     Fiberlac, a company acting on its own behalf, and on behalf of other telecommunications operators including the Company’s Swiss subsidiary, Viaphone AG (“Viaphone”), has filed claims against three Swiss Cantons in relation to the build of a telecommunications network. The principal basis of the claim is that, in return for allowing the build to proceed, the cantons of Bern, Basle and Aargau insisted that they be given a duct in such build, either for free or for a consideration lower than the market value, the claim being based on provisions of the Swiss Telecommunications Act including those dealing with the absence of compensation in case of access to public domain. The claims also seek to obtain a declaration of ownership of the ducts. Claims have been filed against all 3 cantons. Were the claims to be successful, Viaphone would be entitled, based on various agreements, on a pro rata basis (allocated pro rata by duct) to approximately CHF10.0 million (approximately US$8 million) together with interest at 5% per annum from late 2000. The cantonal courts of Bern and Basle have recently dismissed the claims in relation to their respective cantons and Fiberlac is in the process of lodging an appeal against these decisions with the Swiss Supreme Court. The cantonal court of Aargau is not expected to issue its first instance decision until late in 2006.
     As previously noted, any adverse decision in all or any of the ongoing proceedings summarised above regarding ROW charges in France could render the operation of all or part of the Company’s network in France

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

uneconomical and, in the event of any inability on the part of the Company to maintain the ROW, could have a material adverse effect on the Company’s ability to operate the European Network. An adverse decision in the litigation regarding the St. Denis Lease could also have a material effect on the Company’s French subsidiary’s financial position. Subject to this, the Company does not believe that any adverse outcome from litigation would have a material adverse effect on its financial position or results of operations. The Company is not aware of any other material litigation against it. The Company does, however, have various other legal proceedings pending against it or its subsidiaries which, if adversely determined, would not have, in the Company’s view, individually or in the aggregate, a material adverse effect on its business, financial condition or results of operation.
(c)	Amounts due from Liquidators of bankruptcy estates
     As a result of the Plan of Reorganization, the Company has claims against the bankruptcy estates of certain subsidiaries of Viatel, Inc. As at December 31, 2005, and December 31 2004, estimates were made as to the expected recoveries of US$1.6 million and US$5.3 million respectively based upon all available information. Actual recoveries will vary depending upon the success of the liquidators in realizing the value.
(d)	The Employee Benefit Trust (“EBT”)
     Under the terms of the EBT, which was formally established in July 2005, contributions are to be made, in either cash or equity, with recommendations to the trustee that such contributions be allocated to sub-funds established for the benefit of specified employees (and their families); such contributions are at the discretion of the Board and are to be made in connection with specified “liquidity events” and/or by way of discretionary bonus. The value of the awards linked to the “liquidity events”such awards could potentially, in aggregate, equal 5% of the equity value of the Company (as such term as defined in the EBT) where the equity value is at least $100 million and potentially up to 10% of the equity value, where the equity value is $350 million or more (with interpolated values in between $100 million and $350 million on a pro rata basis. No expense has been recognized as a liquidity event is not probable.
     Awards under the EBT will vest in tranches between April 21, 2005 and April 21, 2007, in accordance with the relevant individual’s terms of employment and subject to the individual’s continued employment through each applicable vesting date.
     During the course of 2005, bonuses totaling $117 were awarded to three members of senior management under the 2005 Interim Executive Bonus. These bonuses were transferred to the trustees of the EBT, with a statement of wishes detailing which individual EBT the bonuses should be allocated. Under the terms of the EBT, however, it is the responsibility of the trustees to determine such an allocation.
     A further $90 has been remitted as a loan to the EBT as a condition of the trustees entering into the individual covenants in favour of the executives to provide for an event where VHB breaches the terms of the covenant and the trustee would be compelled to taken action against VHB on behalf of the executives.
     The trustees are in sole control of the EBT, hence the EBT has not been aggregated within the consolidated financial statements.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(14)	Segment and Geographic Data
     The Company’s sole operational activity relates to the provision of telecommunications services. The Company’s management uses financial data internally to make operating decisions and assess performance based upon its two principal activities of retail and wholesale services. Following the adoption of the Viatel Business Plan in August 2003 the Company has reported revenue data separately for these two segments, retail and wholesale. It has not been possible to allocate certain costs of sales, nor selling, general and administration costs between the segments. The Company’s accounting systems did not distinguish between these two segments prior to August 2003 and accordingly only broad-based allocations were possible for the earlier part of 2003.
     The revenue generated by segment and geographic location of customers is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

United Kingdom	15,361	9,600	4,835
Total Retail Business	15,361	9,600	4,835
United Kingdom	1,369	960	3,163
Switzerland	330	373	346
Western Europe	2,290	2,366	397
North America	1,209	676	1,476

Total Wholesale Business	5,198	4,375	5,382

Total Revenue — Continuing Operations	20,559	13,975	10,217

     In the year ended December 31, 2005 revenue from customers located in the United Kingdom represented 81% (2004 — 76%, 2003 — 78%) of total revenue. No other country represented greater than 10% of total revenue in 2005, 2004 or 2003.
     For the years ended December 31, 2005, 2004 and 2003, no individual customer accounted for greater than 10% of revenues.
     It is impractical to disclose the revenues for each product and service separately.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

(15)	Valuation and Qualifying Accounts
     Reserves and allowances deducted from asset accounts:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Allowances for doubtful debts
Balance at beginning of period	(1,567)	(1,648)	(790)
Additions charged to costs and expenses	(3,219)	(883)	(1,034)
Utilizations	4,142	964	176

Balance at end of period	(644)	(1,567)	(1,648)

(16)	Authorized Share Capital
     At a Special General Meeting held on April 6, 2004 the Company resolved, among other things, that: (a) the authorized share capital of the Company be increased to US$2.5 million by the creation of an additional 150,000,000 common shares; and (b) one common share of the Company be redesignated as a new special share (the “Special Share”). The Special Share was issued to a trustee acting on behalf of the Investors (and their transferees). The Special Share was issued with such rights as are required to enable the Investors (and their transferees) to exercise the various Investor rights provided for under the April 2004 financing documentation. The Special Share has been granted weighted voting rights (nine votes for every one vote cast by other Shareholders) to ensure it can carry any relevant vote in general meeting: to the extent that, therefore, a vote of the Shareholders is required by Bermuda law, such actions are able to be taken with the consent alone of the holder of the Special Share.
(17)	Related Party Transactions
     Morgan Stanley was considered to be a related party throughout 2004 and 2005 by virtue of its significant shareholding in the issued share capital of the Company.
     In April 2004, following the Company’s issuance of convertible loan notes, the Company entered into three currency contracts with Morgan Stanley. These contracts allowed for the conversion of US$6.0 million, US$6.0 million and US$10.0 million into Pounds Sterling at “Protected” rates of US$1.8045, US$1.7975 respectively for delivery on July 1, 2004, October 1, 2004 and January 5, 2005. These conversion rates were dependent upon the GBP to USD spot rates at the time of exercise being above these rates; if market rates had been lower the actual conversion rates would have been split between the Protected rate, and market rates, based on the proportion of time during the contract period in which actual rates had been below the Protected rates.
     In connection with the April 2004 Financing, Morgan Stanley, Varde and our CEO Lucy Woods purchased Existing Notes in the principal amounts of $36.0 million, $10.0 million and $250 respectively. During 2004, additional loan notes to the value of US$666, US$187 and US$5 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2004.
     On June 23, 2005, the holders of the Existing Notes and the Company executed a Letter Agreement pursuant to which the parties agreed to amend the terms of the Existing Notes to allow for the conversion at any time, upon the election of the holders of a majority of the outstanding principal amount of the Existing Notes.

VIATEL HOLDING (BERMUDA) LIMITED
AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(United States Dollars, in thousands, unless specifically stated)

     Additional loan notes to the value of US$1.5 million, US$407 and US$10 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to January 15, 2005. Further loan notes to the value of US$1.5 million, US$424 and US$11 were issued to Morgan Stanley, Varde and Lucy Woods, respectively, in lieu of the interest accumulated to July 15, 2005.
     On July 1, 2005, Morgan Stanley and Varde purchased New Notes in the principal amounts of $12.9 million and $3.1 million, respectively.
     As of December 31, 2005 Morgan Stanley, Varde and Lucy Woods held total loan notes of US$52.2 million, US$14.1 million and US$276, respectively.
     During 2003, the Company purchased 100,000 shares of Common Stock from the former Chairman and Chief Executive Officer, Michael Mahoney. Consideration for the purchase of these shares was the transfer to Michael Mahoney of all of the issued stock of a subsidiary of the Company, One World Telecommunications Corp. (“One World”), which had a book value of $97,000, approximating its fair value on the date of the transaction. The stock was cancelled during 2004. No gain or loss was recognized on this transaction.
(18)	Subsequent events
     On March 21, 2006, the Company disposed of its shareholding in Cybernet to Swisscom for a consideration of approximately US$11.4 million.
     In March, 2006 additional senior secured loan notes were issued to Morgan Stanley, Varde and Stonehill in the principal amounts of $6.9 million, $1.7 million and $0.2million respectively.
     On June 21, 2006 the Company completed the sale of certain of its network assets to Global Voice for, amongst other consideration, a payment of approximately US$23.7 million.